[AIG Letterhead]
April 8, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on April 2, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated April 5, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on April 2, 2010 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
Item 9.01. Financial Statements and Exhibits
1.	We note that the Determination Memorandum, dated March 23, 2010, references Exhibits I and II, which do not appear to have been filed. Please amend your Form 8-K to file a complete copy of the Determination Memorandum, including Exhibits I and II.

AIG Response:

Exhibits I and II to the Determination Memorandum were included on pages E-1 and E-2, respectively, of Exhibit 10.1 to the Form 8-K.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,

/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel